EXHIBIT 17.1

May 16, 2017

Mr. James A. Doris

President & CEO

Viking Energy Group, Inc.

1330 Avenue of the Americas, Suite 23 A

New York, NY 10019

Dear Jim,

After serious consideration, I have decided to leave Viking Energy Group, Inc., and hereby resign from all positions with the company. I have enjoyed working with you and the rest of the team, but the time has come for me to pursue other interests. I sincerely wish you and the company all the best in your future endeavors and confirm that my resignation is not related to any disagreement with the company.

/s/ Tom Simeo

Tom Simeo